                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                             M.A. HANNA COMPANY
                             ------------------
                                (Name of Issuer)


                                COMMON STOCK
                       -----------------------------
                       (Title of Class of Securities)


                                  410522106
                               --------------
                               (CUSIP Number)


                              John S. Pyke, Jr.
                             M.A. Hanna Company
                                Suite 36-5000
                              200 Public Square
                         Cleveland, Ohio  44114-2304

(Name, address and telephone number of person authorized to receive notices and communications)


                               January 2, 1996
                          -------------------------
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box is a fee is being paid with this statement:  [ ]

1.       Name of Reporting Person

         S.S. or I.R.S. Identification Number of Above Person:  56-6394187

         Wachovia Bank of North Carolina, N.A., as Trustee for the M. A. Hanna Company Associates Ownership Trust

------------------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                         (a) [ ]

         Not Applicable                                                                                           (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
4.       Source of Funds          SC, OO

------------------------------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                      [ ]

------------------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  Delaware

------------------------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  3,826,459

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power:  3,826,459

------------------------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  3,826,459

------------------------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

------------------------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)    10.76%

------------------------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  BK, EP

------------------------------------------------------------------------------------------------------------------------------------

The filing of this statement on Schedule 13D by the M.A. Hanna Company Associates Ownership Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank of North Carolina, N.A., as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 1.          SECURITY AND ISSUER
The class of equity securities to which this Statement relates is the Common Stock, $1.00 par value (the "Common Stock"), of M.A. Hanna Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2304.

ITEM 2.          IDENTITY AND BACKGROUND
This Statement is being filed by the Trust. The business address of the Trust is c/o Wachovia Bank of North Carolina, N.A., 301 North Main Street, Winston-Salem, North Carolina 27102. The address of the Trustee is 301 North Main Street, Winston-Salem, North Carolina 27102. The Trust is a trust organized under the laws of the State of Delaware. The Trustee is a national banking association organized under the laws of the United States.

During the past five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On September 12, 1991 the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"), and the Issuer sold 4,056,739 shares of Common Stock to the Trust pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") between the Issuer and the Trustee, as trustee for the Trust, in exchange for a promissory note in the amount of $100,049,325 (the "Note"). The Note bears interest at the late of 10% per annum and is payable in quarterly installments through 2006. Principal and interest on the Note are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust.

On June 15, 1994 the Common Stock received a fifty percent (50%) stock dividend.

ITEM 4.          PURPOSE OF TRANSACTION
The Issuer has advised the Trustee that the Trust was created to foster employee ownership in the Issuer with an intent to motivate employees and thus to enhance the Issuer's long-term performance, thereby benefiting all stockholders of the Issuer. The Issuer has further advised the Trustee that the Issuer is aware that the creation of the trust and the purchase of shares of Common Stock by the Trust may have certain antitakeover effects. The Trust originally owned approximately 17.8% of the Company's outstanding shares of Common Stock. Under the Delaware General Corporation Law, a merger requires the affirmative vote of a majority of the outstanding shares. The transfer of shares of Common Stock to the Trust may thus make it more difficult for an acquirer to obtain an affirmative merger vote without employee support. Similarly, pursuant to Section 203 of the Delaware General Corporation Law, an interested stockholder (defined as one owning more than 15% of the Issuer's stock) must obtain a two-thirds vote of the other stockholders before engaging in a business combination with the Issuer for three years on or after the date he becomes an interested stockholder unless he (1) obtains the approval of the Issuer's Board of Directors before that date, or (2) obtains the approval of the Board and the holders of two-thirds of the outstanding shares not held by him after that date, or (3) acquires at least 85% of the Issuer's voting stock in the same transaction that resulted in his becoming an interested stockholder. Stock held by employee stock plans is excluded from the 85% calculation unless the employees have the right to tender their shares confidentially. Since the Trust grants employees this right, the 10.76% stake held by employees through the Trust would be included in the 85% calculation. Thus, a potential acquirer who has not received Board approval would find it difficult to engage in a business combination prior to the expiration of this three-year period unless he is able to induce at least some employees to support his proposal.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER
The Trust holds 3,826,459 shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power. Shares of Common Stock acquired pursuant to the Purchase Agreement are held in the Trust's suspense account. The Trust has released 400,217 shares and has allocated 400,217 shares to certain of the Issuer's employee benefit plans (the "Plans") in the manner set forth in the Trust Agreement. The remaining shares will be allocated during the course of the year or in following years as provided in the Trust Agreement. The

Issuer has advised the Trustee that the Issuer's contributions to the Plans will be decreased by the value of the shares allocated to the Plans from the Trust.

The Trust Agreement provides that Participants in the Plans will have full authority to vote all shares of Common Stock that have been allocated to them or to instruct that such shares shall not be voted. The Trust Agreement provides that the Trustee will vote unallocated shares of Common Stock held in the Trust's suspense account, and allocated shares as to which participants in the Plans do not instruct the Trustee, in the same proportions as the shares of Common Stock for which instructions are received. With respect to the decision as to whether or not to accept any tender or exchange offer for shares of Common Stock the Trust Agreement provides that the Trustee will similarly act at the direction of participants in the Plans and will tender or exchange unallocated shares of Common Stock in the same proportion as the percentage of allocated shares of Common Stock for which instructions to tender or exchange have been received. The Trustee will not tender or exchange any other shares of Common Stock. The Trust Agreement further provides that all voting instructions and all tender or exchange instructions received by the Trustee will be held in confidence and not disclosed to any person, including the Issuer.

The filing of this Statement on Schedule 13D (Amendment Number 4) by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The Issuer and the Trustee, as trustee for the Trust, have entered into the Trust Agreement and the Stock Purchase Agreement, and the Trustee, as trustee for the Trust, has issued the Note to the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS
The Trust Agreement, the Stock Purchase Agreement and the Note have previously been filed as Exhibits under Schedule D dated September 19, 1991. That filing is incorporated by reference herein.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   February 15, 1996



WACHOVIA BANK OF NORTH CAROLINA, N.A., TRUSTEE



-------------------------------------------------------
NAME:            JOHN N. SMITH III
TITLE:           VICE PRESIDENT